Exhibit 97

TEXAS ROADHOUSE, INC.

POLICY FOR RECOVERY OF INCENTIVE COMPENSATION

1.Purpose. This Policy for Recovery of Incentive Compensation (this “Policy”) is adopted by the Compensation Committee of the Board of Directors (the “Board”) of Texas Roadhouse, Inc., a Delaware corporation (the “Corporation”), on November 9, 2023.   The purpose of this Policy is to provide the Corporation with the ability to recover erroneously awarded Incentive-based Compensation (as hereinafter defined) from Executive Officers (as hereinafter defined).  The Corporation has adopted this Policy to comply with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”). This Policy amends, restates and replaces that certain Policy for Recovery of Incentive Compensation dated February 3, 2022 and previously adopted by the Compensation Committee on behalf of the Corporation.

2.Definitions.

(a)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(b)“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Corporation), (iv) while the Corporation has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

(c)“Clawback Period” means, with respect to any Accounting Restatement, the three (3) completed fiscal years of the Corporation immediately preceding the Restatement Date, and if the Corporation changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years, provided that a transition period of greater than nine months will be deemed a completed fiscal year.

(d)“Committee” means the Compensation Committee of the Board of Directors of the Corporation, if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board.

(e)“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(f)“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Corporation as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as

applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

(g)“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Corporation’s financial statements or included in a filing with the SEC.

(h)“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including but not limited to, annual bonuses and other short and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and retirement plans and life insurance plans that take into account other incentive-based compensation.

(i)“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Corporation’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(j)“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Corporation to prepare an Accounting Restatement.

3.Process for Recovering. In the event of an Accounting Restatement, the Corporation will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with the applicable rules of The Nasdaq Stock Market (“NASDAQ”) and Rule 10D-1 as follows:

(a)After an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.  For Incentive-based Compensation based on (or derived from) the Corporation’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:  (A) the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Corporation’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and (B) the Corporation shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to NASDAQ.

(b)The Committee shall have discretion to determine the appropriate method of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. The method of recovery may include, without limitation, (i) requiring reimbursement of cash Incentive-based Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by the Corporation to the Executive Officer, and (iv)

cancelling outstanding vested or unvested equity awards. Except as set forth in Section 4 below, in no event may the Corporation accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(c)To the extent that the Executive Officer has already reimbursed the Corporation for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Corporation or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(d)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Corporation when due, the Corporation shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Corporation for any and all expenses reasonably incurred (including legal fees) by the Corporation in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

4.Exceptions From Recovery. Notwithstanding anything herein to the contrary, the Corporation shall not be required to take the actions contemplated by Section 4 above if the Committee determines that recovery would be impracticable and any of the following conditions are met:

(a)The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Corporation must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to NASDAQ.

(b)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

5.Administration and Interpretation. This Policy shall be administered by the Committee. The Committee has the full authority to interpret and enforce this Policy and any and all determinations by the Committee under this Policy shall be final and binding on all affected individuals for the purposes of the application of this Policy.  The Committee has the authority to hire such experts and independent counsel as they deem necessary. This Policy will be interpreted and enforced, and appropriate disclosures and other filings with respect to this Policy will be made, in accordance with Rule 10D-1 and with the standards of the Exchange.

6.Disclosure Requirements. The Corporation shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

7.Prohibition of Indemnification. The Corporation shall not insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Corporation’s enforcement of its rights under this Policy.

8.Amendment. The Committee may amend or change the terms of this Policy at any time for any reason or no reason, including as required to comply with the rules of the SEC or NASDAQ. Notwithstanding the foregoing, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Corporation contemporaneously with such amendment or termination) cause the Corporation to violate any federal securities laws, SEC rule or NASDAQ rule.

9.Other Recovery Rights. This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NASDAQ, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit or exercise of any rights thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Corporation or any of its subsidiaries may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies or other authorities. The exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Corporation or the Committee may have with respect to any Executive Officer subject to this Policy.

ADOPTED BY BOARD OF DIRECTORS: NOVEMBER 9, 2023

Exhibit “A”

ACKNOWLEDGEMENT & AGREEMENT

TO TEXAS ROADHOUSE, INC. POLICY FOR RECOVERY OF INCENTIVE COMPENSATION

This Acknowledgement & Agreement to Texas Roadhouse, Inc. Policy for Recovery of Incentive Compensation (this “Acknowledgement”) is delivered by the undersigned officer (“Executive”), as of the date set forth below, to Texas Roadhouse, Inc. (the “Corporation”). Executive is an officer (as defined under Section 16 of the Securities Exchange Act of 1934, as amended) of the Corporation and an employee of the Corporation or one of its subsidiaries.

Effective [          ], 2023, the Compensation Committee of the Corporation (the “Committee”) adopted a Policy for Recovery of Incentive Compensation (as amended, restated, supplemented or otherwise modified from time to time by the Board, the “Clawback Policy”).

In consideration of the continued benefits to be received from the Corporation (and/or any subsidiary of the Corporation) and Executive’s right to participate in, and as a condition to the receipt of, Incentive-based Compensation (as defined in the Clawback Policy), Executive hereby acknowledges and agrees to the following:

1.	Executive has read and understands the Clawback Policy and has had an opportunity to ask questions to the Corporation regarding the Clawback Policy.

2.	Executive agrees to be bound by and to abide by the terms of the Clawback Policy and intends for the Clawback Policy to be applied to the fullest extent of the law.

3.	The Clawback Policy shall apply to any and all Clawback Eligible Incentive Compensation (as defined in the Clawback Policy).

No modifications, waivers or amendments of the terms of this Acknowledgement shall be effective unless signed in writing by the Executive and the Corporation. The provisions of this Acknowledgement shall inure to the benefit of the Corporation, and shall be binding upon, the beneficiaries, heirs, executors, administrators or other legal representatives and assigns of Executive.

[Signature Page Follows]

By signing below, Executive agrees to the application of the Policy for Recovery of Incentive Compensation and the other terms of this Acknowledgement.

Signature:

Printed Name:

Date: